

May 10, 2011

Via E-mail

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

> **Re: NGL Energy Partners LP**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-172186**

Dear Mr. Krimbill:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Exhibits

Exhibit 5.1

1. Counsel's assumption in clause (i) in the first sentence on page 2 relating to the partnership's action to amend and restate the partnership agreement is too broad. Accordingly, please delete clause (i).

2. Counsel must provide an unqualified opinion that the units are fully paid and non-assessable. Accordingly, please delete the qualifications in the last sentence of the first paragraph on page 2. In addition, please delete paragraph B on page 2.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: David P. Elder, Esq.
        Akin Gump Strauss Hauer & Feld LLP